RF INDUSTRIES, LTD.	For Immediate Release

Investor Contact:	Company Contact:
John Nesbett/Jennifer Belodeau	James Doss, President
Institutional Marketing Services (IMS)	(858) 549-6340
(203) 972-9200	rfi@rfindustries.com
jnesbett@institutionalms.com

RF Industries Reports Record 31% Increase in Third Quarter Revenues

San Diego, California, September 12, 2013 – RF Industries, Ltd. (NASDAQ: RFIL) announced results for the third quarter and nine months ended July 31, 2013.

Highlights:

-      Third quarter revenues increased 31% to a third quarter record $9.6 million
-      Operating income for the quarter increased 34% compared to the 2012 third quarter
-      Growth driven by customized connectivity solutions for wireless infrastructure
-      Balance sheet remains robust with $10.8 million in cash and no debt

Howard Hill, Chief Executive Officer, commented, “We are pleased to report record revenue for the fourth consecutive quarter and continued strong demand for our offerings across all end markets. In particular, we have been focused on growing our custom interconnect solutions to the wireless infrastructure industry. During the quarter, we continued to see the positive impact of this long term strategy with strong sales and profitability in our Cables Unlimited division. Our aim is to continue to provide customized solutions, such as our custom cable product, to new and existing customers that allow them to remain competitive in this space.”

For the quarter ended July 31, 2013, the Company reported record third quarter net sales of $9.6 million, an increase of 31%, compared to $7.3 million in the same quarter of fiscal 2012. The Company reported operating income of $1.6 million, an increase of 34% compared to operating income of $1.2 million in the third quarter of the previous year. Income from continuing operations for the third quarter of fiscal 2013 was $1.2 million, or $0.15 per basic and $0.13 per diluted share, compared to $0.8 million or $0.11 per basic and $0.10 per diluted share in the third quarter of fiscal 2012.

During the third quarter, the Company sold its RF Neulink division and reported a loss from discontinued operations, net of tax, of $238,000 compared to a net loss of $40,000 in the third quarter of fiscal 2012. Net income for the third quarter fiscal 2013, after accounting for the net loss from discontinued operations was $0.9 million or $0.12 per basic and $0.11 per diluted share, compared to $0.7 million, or $0.11 per basic and $0.10 per diluted share in the third quarter of 2012.

Mr. Hill commented, “The divestiture of the RF Neulink division is part of our ongoing strategy to evaluate the performance of our divisions in order to better concentrate our energy and resources on the higher growth and higher margin core components of our business.”

RF Industries reported record net sales of $29.1 million for the first nine months of fiscal 2013, an increase of 52% compared to net sales of $19.2 million in the first nine months of fiscal 2012. Most of the increase in net sales is due to $10.9 million of sales for the nine months ended July 31, 2013 from Cables Unlimited. Additionally, net sales in 2013 in each of the Company’s other segments also increased compared to 2012. For the first nine months of fiscal 2013, the Company reported operating income of $5.4 million, a 138% increase compared to operating income of $2.3 million in the first nine months of fiscal 2012. Income from continuing operations for the first nine months of fiscal 2013 increased 161% to a record $3.9 million or $0.52 per basic and $0.47 per diluted share as compared to income from continuing operations of $1.5 million or $0.22 per basic and $0.20 per diluted share in the prior year period. Loss from discontinued operations for the nine months ended July 31, 2013, net of tax, was $354,000 compared to a loss, net of tax, of $52,000 in the prior year period. Net income for the nine months ended July 31, 2013 after accounting for the net loss from discontinued operations was $3.6 million, or $0.48 per basic and $0.43 per diluted share, compared to $1.5 million or $0.21 per basic and $0.19 per diluted share in the first nine months of 2012.

The Company previously announced that its Board of Directors has declared a regular quarterly cash dividend of $0.07 per common share, payable October 15, 2013 to stockholders of record on September 30, 2013.

At July 31, 2013, the Company had cash and cash equivalents of $10.8 million and no debt, with a current ratio of 8:1.

Mr. Hill commented, “Our balance sheet, with a strong cash position and no debt, provides us with the ability to support our long term growth objectives while also returning capital to shareholders through a dividend.”

Conference Call Information

RF Industries will host a conference call on September 12 at 12:00 noon Eastern Time to discuss its fiscal year 2013 third quarter and nine month results. To participate, callers should dial (877) 407-9210 and international callers may dial (201) 689-8049.  A simultaneous webcast of the conference call can be accessed from the Investor Information page at www.rfindustries.com.

A replay of the call will be available until October 12, 2013 and may be accessed by dialing (877) 660-6853. International callers should call (201) 612-7415. Callers should use conference i.d. 420001.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers & infrastructure, medical and industrial. The Company’s products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, wiring harnesses, medical wiring as well as mobile public safety communications systems. The Company’s leading edge connectivity solutions are used throughout the growing and evolving wireless infrastructure. The Company has reported 19 consecutive years of profitability and is headquartered in San Diego, California with operations in Las Vegas, Nevada and Yaphank, New York. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the operations of the Cables Unlimited division which was acquired in June 2011; and the Company’s reliance on certain distributors for a significant portion of anticipated revenues. Further discussion of these and other potential risk factors may be found in the Company’s public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

(tables attached)

RF INDUSTRIES, LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(in thousands, except share and per share amounts)

	Three Months Ended July 31,		Nine Months Ended July 31,
	2013	2012	2013	2012

Net sales	$9,585	$7,316	$29,146	$19,229
Cost of sales	5,609	3,982	16,163	10,521

Gross profit	3,976	3,334	12,983	8,708

Operating expenses:
Engineering	313	261	894	835
Selling and general	2,107	1,912	6,655	5,592
Totals	2,420	2,173	7,549	6,427

Operating income	1,556	1,161	5,434	2,281

Other income – interest/dividends	6	11	14	36

Income from continuing operations before provision for income taxes	1,562	1,172	5,448	2,317
Provision for income taxes	407	397	1,517	810

Income from continuing operations	1,155	775	3,931	1,507

Loss from discontinued operations, net of tax	(238)	(40)	(354)	(52)

Consolidated net income	917	735	3,577	1,455

Net income attributable to noncontrolling interest	-	-	-	2

Net income attributable to RF Industries, Ltd. and Subsidiary	$917	$735	$3,577	$1,453

Earnings per share
Basic
Continuing operations	$0.15	$0.11	$0.52	$0.22
Discontinued operations	(0.03)	-	(0.04)	(0.01)
Net income per share	$0.12	$0.11	$0.48	$0.21

Earnings per share
Diluted
Continuing operations	$0.13	$0.10	$0.47	$0.20
Discontinued operations	(0.02)	-	(0.04)	(0.01)
Net income per share	$0.11	$0.10	$0.43	$0.19

Weighted average shares outstanding
Basic	7,798,608	6,867,073	7,492,137	6,914,450
Diluted	8,559,635	7,625,085	8,362,978	7,657,546

RF INDUSTRIES, LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share amounts)

	July 31,	October 31,
	2013	2012
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$10,782	$5,492
Trade accounts receivable, net	3,542	5,167
Inventories	7,310	6,984
Other current assets	505	640
Deferred tax assets	761	761
TOTAL CURRENT ASSETS	22,900	19,044

Property and equipment, net	1,033	1,204
Goodwill	3,076	3,076
Amortizable intangible assets, net	1,462	1,627
Non-amortizable intangible assets	410	410
Note receivable from stockholder	67	67
Other assets	30	35
TOTAL ASSETS	$28,978	$25,463

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$933	$1,429
Accrued expenses	1,929	2,102
Customer deposit	51	-
Income taxes payable	103	610
TOTAL CURRENT LIABILITIES	3,016	4,141

Deferred tax liabilities	1,077	1,077
Other long-term liabilities	-	15
TOTAL LIABILITIES	4,093	5,233

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock - authorized 20,000,000 shares of $0.01 par value; 7,856,102 and 6,978,374 shares issued and outstanding at July 31, 2013 and October 31, 2012, respectively	79	70
Additional paid-in capital	14,866	12,007
Retained earnings	9,940	8,153
TOTAL STOCKHOLDERS' EQUITY	24,885	20,230
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,978	$25,463

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